[EVERSHEDS SUTHERLAND LETTERHEAD]

CYNTHIA M. KRUS

DIRECT LINE: (202) 383-0218

E-mail: cynthiakrus@eversheds-sutherland.us

February 13, 2017

VIA EDGAR

Mr. Asen Parachkevov, Attorney Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit Lakeshore, Inc.
Registration Statement on Form 10-12G
File No. 000-55707

Dear Mr. Parachkevov:

THL Credit Lakeshore, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-55707), together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2016 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus